United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934





                         For the month of January 2002


                                 ICICI Limited
                (Translation of registrant's name into English)

                                  ICICI Towers
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                       Form 40-F
                         ---                                ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
          Commission pursuant to Rule 12g 3-2(b) under the Securities
                             Exchange Act of 1934.

               Yes                                        No  X
                   ---                                       ---


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----
1.       Press announcement by ICICI Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   January 31, 2002

                                     ICICI Ltd.


                                     By: /s/ Jyotin Mehta
                                     --------------------
                                     Name:  Jyotin Mehta
                                     Title: General Manager & Company Secretary

                                                                         Item 1
ICICI Limited

ICICI shareholders approve merger

A meeting of the equity shareholders of ICICI Limited (NYSE: IC) was held on January 30, 2002 at Mumbai (India) in terms of the order of the High Court of Judicature at Bombay (the Court), to consider the Scheme of Amalgamation (the Scheme) of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited (NYSE: IBN). In terms of the order of the Court, the approval of the shareholders for the Scheme was sought through the process of ballot. The Scheme was approved by an overwhelming majority of 99.9 per cent of the votes polled by shareholders present and voting at the meeting.

The Scheme was earlier approved by the shareholders of ICICI Bank at their meeting held on January 25, 2002 at Vadodara. The Scheme is further subject to the approval of the High Court of Judicature at Bombay, the High Court of Gujarat at Ahmedabad, Reserve Bank of India and such other authorities as may be required. The Scheme would come into effect from the date on which the Reserve Bank of India's approval becomes effective or the Effective Date of the Court order, whichever is later.

Forward-Looking Statements

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing and restructured loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For press queries please call Madhvendra Das at 91-22-653 6124 or email at das@icici.com

For investor queries please call Rakesh Jha at 91-22-653 8902 or Anindya Banerjee at 91-22-653 7131 or email at ir@icici.com

January 31, 2002

END